July 15, 2022

VIA EDGAR

Heather C. Clark
Andrew Blume
Office of Manufacturing
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Freshpet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-36729

Dear Ms. Clark and Mr. Blume:

This letter sets forth the responses of Freshpet, Inc. (“we” or the “Company”) to the comments of the staff of the Division of Corporation Finance (“you” or the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 15, 2022, with respect to the above-referenced Annual Report on Form 10-K (the “2021 10-K”). For ease of reference, the text of the Staff’s comment is included below, followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 33

1.
We note your response to comment 1. We continue to believe your non-GAAP adjustments for “launch expenses” and “plant start-up expenses” represent normal and recurring operating expenses necessary to operate your business and are inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please revise to remove these adjustments.

Response:

We appreciate the time and attention that the Staff has dedicated to this matter, including its dialogue with representatives of the Company on various occasions. In response to the Staff’s comment, we have concluded that we will no longer include adjustments for “launch expenses” in presentations of our non-GAAP measures in materials furnished to or filed with the Commission. We plan to implement this change beginning with reports of our results for the period ending September 30, 2022, at which point we would also expect to recast prior period non-GAAP measures, including adjustments for launch expenses, to conform to current year presentations in all future such materials.

Heather Clark and Andrew Blume
U.S. Securities & Exchange Commission

We continue to believe, however, that (i) “plant start-up expenses” do not represent normal and recurring operating expenses necessary to operate our business and (ii) adjustments for plant start-up expenses are, accordingly, consistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

As discussed with the Staff, the Company believes that these expenses are clearly separable from the costs incurred under our normal operating conditions because these plant start-up costs represent the one-time costs related to starting up new production lines, versus the ongoing costs of running the lines once fully operational.  While the cost items themselves are ongoing, such as labor, the work being delivered is different in nature (e.g., testing equipment, on-boarding and testing SKUs from a single SKU to the full product portfolio, etc.).  These costs are incurred prior to commencement of associated revenue for that line and, as a result this inclusion of the same would create an abnormality in both the gross margin and Adjusted EBITDA of the business.  The gross margin impact of these expenses is volatile as dimensioned in the graphics below.  As a result, we do not believe the plant-start up addback is misleading, but rather that the elimination of this addback would provide a materially misleading view of the underlying profitability of the Freshpet business.

Yearly Comparison of Plant Start-up Expenses to Net Sales

Quarterly Comparison of Plant Start-up Expenses to Net Sales*

*Please be advised that we have excluded a quarterly comparison for fiscal years 2017 – 2019, when no plant start-up expenses were incurred.

Heather Clark and Andrew Blume
U.S. Securities & Exchange Commission

Adding back plant start-up expenses provides important clarity to investors by reflecting the profitability of the business in a fully operational state.  Failing to provide that view would make it more difficult for investors to understand the underlying profitability of the Freshpet business at scale.  Given that our business is in a high-growth phase where the addition of new plant capacity is critical to meeting our goals, we believe that many of our investors are growth-oriented, and thus the underlying profitability, and its rate of growth, is of particular importance to our investors.

We believe that the primary purpose of any non-GAAP performance measure is to provide a clearer view of the underlying performance – particularly the profitability -- of the business.  We note that some companies exclude the impact of certain volatile items such as currency or fuel for this reason.  In our case, plant start-up expenses are the volatile item that would obscure the underlying profitability of the Freshpet business for investors – particularly in our early years and where the need to add so much capacity in advance of revenue is critical.

This is in direct contrast to our situation on the marketing investment behind new refrigerators which we have agreed to cease adding back.  For perspective, we have a total of more than 27,000 fridges placed in retail outlets across the US, Canada, the UK and France.  Each year, we are now adding about 2,000 fridges to our fleet (some in new stores and some as second fridges in a store).  That number of fridges added is variable across quarters and years but it tends to be within a fairly tight range and, in proportion to our installed base, it is <10% of the total fridge count in most years.  That has become a more mature system and we agree that merits ending the addback.

This dynamic is not reflected with respect to our manufacturing add-backs.  As compared to our refrigerator fleet, at this stage of our company’s development, our manufacturing system is much less mature and our capacity additions are much more variable and much more impactful in terms of our overall capacity.  Today, we have an operating production capacity of ~$700 million but we have projects that we expect to increase our capacity by 4X – to a total capacity of ~$2.9 billion -- either underway or set to begin in the next year or two.  Our capacity expansion projects come on-line in chunks – in some periods an entirely new plant and at other times a new line -- and in other periods, none at all.  Starting up a new plant or production line requires significant testing and validation prior to achieving any normalized production capability.  Once a line or plant is up-and-running, the production capacity generates sustained profitability for a substantial period of time (10 years or more).  To include the start-up expenses of each line sporadically in certain periods would obscures the profitability of the existing capacity and could mislead investors about the profitability of the business.  Adding those expenses back – particularly when they are as disproportionate to our existing business as they are at this juncture of our development – gives the investor the clearest view of the company’s underlying profitability.

We believe it is important to our investors (particularly the many growth-oriented investors who hold our stock) that they be able to discern easily from our financial statements information that allows them to understand the future profitability of our business  at scale, and that they are less interested in our near term profitability or costs.  That said, we do always provide full disclosure of those costs and our GAAP financials provide consistent and uniform of reporting without any adjustments.

In sum, we believe that our current approach to Adjusted EBITDA provides a clear picture of our profitability on the basis that is most meaningful to our investors.  As such, we feel our approach is not misleading, but in fact more enlightening and transparent to our investors than the alternate approach would be.

Heather Clark and Andrew Blume
U.S. Securities & Exchange Commission

Further, we believe that our stockholders, investors and equity research analysts have long come to expect our adjustment for plant start-up expenses and value our consistent approach so that they can compare our growth and future prospects. By providing non-GAAP financial measures with detailed expense adjustments, together with the reconciliations contemplated by Regulation G, we believe that we are enhancing our investors’ understanding of our business in addition to providing a better ability to understand our GAAP earnings.  We also note that our management utilizes the current formulation of Adjusted EBITDA to make decisions regarding the operation of our business.

We continuously evaluate our reporting to ensure that we meet our investors’ expectations and exclude normal operating expenses from our non-GAAP measures. For example, in the last quarter, we recently ceased adjusting for expenses related to the COVID-19 pandemic as those expenses have become part of our normal operating expenses.  For this same reason, and per your recommendation, we are aligned that our fridge system has become a more mature system and we agree that merits ending the “launch” addback.  We have not, however, reached this point with respect to plant start-up expenses.

I hope that the foregoing clarifies our response in our letter to you dated May 31, 2022. You may contact me at 201-520-4000 with any questions.

Sincerely,

/s/ Heather Pomerantz
Name:	Heather Pomerantz
Title:	Chief Financial Officer